-------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                              UNITED STATES            OMB Number:     3235-0145
                   SECURITIES AND EXCHANGE COMMISSION  Expires December 31, 2005
                         WASHINGTON, D.C. 20549        Estimated average burden
                                                       hours per response.... 11
                              SCHEDULE 13D/A           -------------------------


              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1 )*

                   Distributed Energy Systems Corp.
--------------------------------------------------------------------------------
                           (Name of Issuer)

                    Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                    (Title of Class of Securities)

                                 25475V104
               -------------------------------------------
                             (CUSIP Number)

                            Robert W. Shaw, Jr.
                             Arete Corporation
                               P.O. Box 1299
                          Center Harbor, NH 03226
                              (603) 253-9797
              -------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             January 7, 2004
              -------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25475V104                                                Page  2 of 12

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert W. Shaw, Jr.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          2,741,216 shares (1)
  NUMBER OF        -------------------------------------------------------------
                      8   SHARED VOTING POWER
  SHARES
BENEFICIALLY              0 shares
                   -------------------------------------------------------------
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH
                          2,741,216 shares (1)
 REPORTING         -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
  PERSON
   WITH                   0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,741,216 shares (1)
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
(1) Includes 90,000 shares issuable upon exercise of options within 60 days of December 31, 2003 and 1,083,031 shares issuable upon exercise of warrants.

CUSIP No. 25475V104                                                Page  3 of 12

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Micro-Generation Technology Fund, LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          0 shares
  NUMBER OF        -------------------------------------------------------------
                      8   SHARED VOTING POWER
   SHARES
BENEFICIALLY              0 shares
                  --------------------------------------------------------------
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH
                          0 shares
  REPORTING       --------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
   PERSON
    WITH
                          0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

CUSIP No. 25475V104                                                Page  4 of 12

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Utech Climate Challenge Fund, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          0 shares
  NUMBER OF        -------------------------------------------------------------
                      8   SHARED VOTING POWER
   SHARES
BENEFICIALLY              0 shares
                   -------------------------------------------------------------
 OWNED BY             9   SOLE DISPOSITIVE POWER
   EACH
                          0 shares
 REPORTING         -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
  PERSON
   WITH                   0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

CUSIP No. 25475V104                                                Page  5 of 12

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Arete Venture Investors II Limited Partnership
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          0 shares
   NUMBER OF       -------------------------------------------------------------
                      8   SHARED VOTING POWER
   SHARES
BENEFICIALLY              0 shares
                   -------------------------------------------------------------
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH
                          0 shares
  REPORTING        -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
   PERSON
    WITH                  0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
--------------------------------------------------------------------------------

CUSIP No. 25475V104                                                Page  6 of 12

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Utech LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          0 shares
  NUMBER OF        -------------------------------------------------------------
                      8   SHARED VOTING POWER
   SHARES
BENEFICIALLY              0 shares
                   -------------------------------------------------------------
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH
                          0 shares
 REPORTING         -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
  PERSON
   WITH                   0 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

CUSIP No. 25475V104                                                Page 7 of 12

Item 1.    Security and Issuer.

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Distributed Energy Systems Corp. (the "Issuer") having its principal executive office at 10 Technology Drive, Wallingford, CT 06492. This statement amends and restates the statement on Schedule 13D filed by the undersigned with respect to the Issuer on December 23, 2003.

Item 2.   Identity and Background.

         This statement is being filed by Dr. Robert W. Shaw, Jr. ("Dr. Shaw"), Micro-Generation Technology Fund, LLC ("MG"), Utech Climate Challenge Fund, L.P. ("Climate Challenge"), Utech LLC, ("Utech") and Arete Venture Investors II Limited Partnership ("AVI") (each a "Reporting Person" and collectively the "Reporting Persons").

Item 2(a)                                  Item 2(b)                                            Item 2(c)
---------                                  ---------                                            ---------

                                                                                          Citizenship or Place
Name of Person Filing                      Address                                           of Organization
---------------------                      -------                                           ---------------
Robert W. Shaw, Jr.                        c/o Arete Corporation                          United States citizen
                                           P.O. Box 1299
                                           Center Harbor, NH 03226

MG                                         c/o Arete Corporation                                Delaware
                                           P.O. Box 1299
                                           Center Harbor, NH 03226

Climate Challenge                          c/o Arete Corporation                                Delaware
                                           P.O. Box 1299
                                           Center Harbor, NH 03226

Utech                                      c/o Arete Corporation                                Delaware
                                           P.O. Box 1299
                                           Center Harbor, NH 03226

AVI                                        c/o Arete Corporation                                Delaware
                                           P.O. Box 1299
                                           Center Harbor, NH 03226


         Dr. Shaw is (i) the President of Arete Corporation, which is the manager of MG and Utech, (ii) the managing member of the general partner of Climate Challenge, and (iii) the general partner of AVI. In such capacities, he has sole dispositive power with respect to the shares of Common Stock held by MG, Climate Challenge, Utech and AVI. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by Climate Challenge, Utech and AVI. Dr. Shaw disclaims this beneficial ownership. The principal business of each of MG, Climate Challenge, Utech and AVI is to make investments.

         Dr. Shaw formerly served as general partner of the general partner of UVCC Fund II ("Fund II") and UVCC II Parallel Fund, L.P. ("Parallel Fund"). These funds dissolved on December 31, 2003.

CUSIP No. 25475V104                                                Page 8 of 12

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         Dr. Shaw funded the purchase of his interests in the entities that own Common Stock from his personal funds. Each of the other Reporting Persons funded its purchases of Common Stock from its own working capital.

Item 4.   Purpose of Transaction.

         Each of the Reporting Persons acquired the Common Stock for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         On December 10, 2003, subsidiaries of the Issuer were merged into Proton Energy Systems, Inc. ("Proton") and Northern Power Systems, Inc. ("Northern"). At the time of the merger,

CUSIP No. 25475V104                                                 Page 9 of 12

         (i) Dr. Shaw held of record 194,341 shares of common stock of Proton and options to purchase 60,000 shares of common stock that were exercisable within 60 days after September 30, 2003,

         (ii)  MG held of record 76,316 shares of common stock of Proton,

         (iii) Fund II held of record 1,891,763 shares of common stock of Proton, and

         (iv) Climate Challenge held of record 1,534,620 shares of common stock of Proton, and

         (v) UVCC II Parallel Fund, L.P., a venture fund affiliated with Dr. Shaw, held of record 285,715 shares of common stock of Proton.

         In addition,

         (i)   MG held of record 919,000 shares of preferred stock of Northern,

         (ii) Fund II held of record 633,405 shares of preferred stock of Northern, and

         (iii) Climate Challenge held of record 558,925 shares of preferred stock of Northern.

         In the merger, each share of outstanding common stock of Proton was converted into a share of Common Stock of the Issuer, and each share of outstanding common stock of Northern was converted into an amount of cash, a number of shares of Common Stock of the Issuer and warrants to purchase a number of shares of Common Stock of the Issuer in accordance with the formulas set forth in the merger agreement. The warrants have an exercise price of $2.80 per share and expire on December 10, 2006. In the merger:

         (i) MG received $4,005,108, 420,170 shares of Common Stock and warrants to purchase 471,412 shares of Common Stock in respect of its Northern preferred stock,

         (ii) AVI and Utech, in their capacities as partners of Fund II, received $279,946 and $2,372,458, respectively, 65,626 shares of Common Stock and 262,504 shares of Common Stock, respectively, and warrants to purchase 64,982 shares of Common Stock and 259,930 shares of Common Stock, respectively, in respect of Fund II's Northern preferred stock, and

         (iii) Climate Challenge received $2,374,086, 277,574 shares of Common Stock and warrants to purchase 286,707 shares of Common Stock in respect of its Northern preferred stock.

         Of the cash and Common Stock paid to Northern's stockholders in respect of their Northern shares, 15% was placed in escrow to secure indemnification obligations.

         On December 19, 2003, Parallel Fund distributed to its partners all 285,715 shares of Common Stock previously held by Parallel Fund. Of this amount, 21,144 shares were distributed to Dr. Shaw and 1,714 shares were distributed to his wife. Also on December 19, 2003, Fund II distributed to its partners all 1,891,763 shares of Common Stock previously held by Fund II. Of this amount, 272,500 shares were distributed to AVI and 1,619,262 shares were distributed to Utech.

         On January 7, 2004, Utech distributed to its members 1,619,262 shares of Common Stock. Also on January 7, 2004, (i) AVI distributed to its partners 272,500 shares of Common Stock (of which Dr.

CUSIP No. 25475V104                                                Page 10 of 12

Shaw received 95,375 shares) and (ii) Climate Challenge distributed to its partners 1,471,354 shares of Common Stock (of which Dr. Shaw received 80,408 shares and his wife received 9,746 shares).

         As a result of the above-described transactions,

         (i) Dr. Shaw holds of record 391,268 shares of Common Stock and options to purchase 90,000 shares of common stock that were exercisable within 60 days after December 31, 2003 and his wife holds of record 11,460 shares of Common Stock,

         (ii) MG holds of record 496,486 shares of Common Stock and a warrant to purchase 471,412 shares of Common Stock,

         (iii) Climate Challenge holds of record 340,840 shares of Common Stock and a warrant to purchase 286,707 shares of Common Stock,

         (iv) AVI holds of record 65,626 shares of Common Stock, and a warrant to purchase 64,982 shares of Common Stock, and

         (v) Utech holds of record 262,505 shares of Common Stock and a warrant to purchase 259,930 shares of Common Stock.

         The shares of Common Stock beneficially owned by the Reporting Persons represent an aggregate of 7.7% of the outstanding Common Stock of the Issuer. Such percentage is calculated based upon 35,349,517 shares of Common Stock outstanding as of December 10, 2003, as adjusted pursuant to Rule 13d-3(d) (1) promulgated under the Act.

         Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Each of MG, Climate Challenge, AVI and Utech have entered into a lockup agreement under which they have agreed not to offer, sell or otherwise dispose of the shares of Common Stock issued to them in the merger or upon exercise of warrants issued in the merger for a period of three months after closing of the merger with respect to 25% of such shares and six months after closing with respect to the remainder of such shares.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 - Form of Lockup Agreement.*
          Exhibit 2 - Agreement regarding filing of joint Schedule 13D.

----------
*Included as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on December 23, 2003.

CUSIP No. 25475V104                                                Page 11 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 12, 2004

/s/ Robert W. Shaw, Jr.
-----------------------------------------------------
Robert W. Shaw, Jr.


MICRO-GENERATION TECHNOLOGY FUND, LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President

UTECH CLIMATE CHALLENGE FUND, L.P.

By:  ARETE CLIMATE CHALLENGE PARTNERS, LLC

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., Managing Member

UTECH LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President

ARETE VENTURE INVESTORS II LIMITED PARTNERSHIP

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., General Partner